Exhibit 99.1

RISE Education Announces Third Quarter 2018 Unaudited Financial Results and Initiation of Share Repurchase Program

BEIJING, Nov. 15, 2018 – RISE Education Cayman Ltd (“RISE” or the “Company”) (NASDAQ: REDU), a leading junior English Language Training (“ELT”) provider in China, today announced its unaudited financial results for the third quarter and first nine months ended September 30, 2018.

Financial and Operational Highlights

•	Total revenues increased by 33.6% year over year to RMB347.4 million (US$50.6 million) in the third quarter of 2018.

•	Net income attributable to RISE increased by 9.9% year over year to RMB32.9 million (US$4.8 million) in the third quarter of 2018.

•	Non-GAAP net income attributable to RISE[1] was RMB35.3 million (US$5.1 million) in the third quarter of 2018.

•	Adjusted EBITDA[1] remained stable at RMB64.8 million (US$9.4 million) in the third quarter of 2018.

•

Total number of student enrollments in self-owned learning centers and online courses, including enrollments for short-term courses, increased by 26.0% year over year to 14,702 in the third quarter of 2018.

•	Student retention rate at self-owned learning centers increased to approximately 71% in the third quarter of 2018.

•	The total number of the Company’s learning centers increased to 345, consisting of 72 self-owned (including 2 operated by The Edge) and 273 franchised learning centers.

•	RISE initiates a share repurchase program for a total consideration of up to $30.0 million within one year.

	Three Months Ended September 30,
(in thousands RMB, except for percentage and per ADS data)	2017	2018	Pct. Change
Revenues	260,018	347,395	33.6%
Net income attributable to RISE	29,934	32,890	9.9%
Non-GAAP net income attributable to RISE	39,233	35,342	-9.9%
Net income per ADS attributable to RISE – basic	0.60	0.57	-5.0%
Net income per ADS attributable to RISE – diluted	0.60	0.57	-5.0%
Non-GAAP net income per ADS attributable to RISE – basic	0.78	0.62	-20.5%
Non-GAAP net income per ADS attributable to RISE – diluted	0.78	0.61	-21.8%
Adjusted EBITDA	64,847	64,818	-0.04%

	Nine Months Ended September 30,
(in thousands RMB, except for percentage and per ADS data)	2017	2018	Pct. Change
Revenues	697,118	917,720	31.6%
Net income attributable to RISE	90,022	111,453	23.8%
Non-GAAP net income attributable to RISE	99,321	119,791	20.6%
Net income per ADS attributable to RISE – basic	1.80	1.96	8.9%
Net income per ADS attributable to RISE – diluted	1.80	1.92	6.7%
Non-GAAP net income per ADS attributable to RISE – basic	1.99	2.11	6.0%
Non-GAAP net income per ADS attributable to RISE – diluted	1.99	2.07	4.0%
Adjusted EBITDA	174,409	209,205	20.0%

[1]

Non-GAAP net income attributable to RISE excludes share-based compensation expenses, IPO related expenses and one-off expenses from net income attributable to RISE. EBITDA represents net income before interests, taxes, depreciation and amortization. Adjusted EBITDA excludes share-based compensation expenses, IPO related expenses and one-off expenses from EBITDA. For details on the calculation of each of these and the reconciliation of each to the most directly comparable GAAP financial measure, see “About Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results.”

“We delivered another quarter of solid and sustained revenue growth,” stated Mr. Yiding Sun, Chief Executive Officer of RISE. “During the third quarter of 2018, we successfully continued the profitable expansion of our learning center network despite regulatory and macroeconomic headwinds. Since the first half of 2018, the government has introduced a series of regulations to reduce students’ after-school workload. In response, many test-prep-oriented domestic educational service providers are now shifting their demographic focus from school-aged to pre-school children. Amidst the intensifying competition and escalating marketing channel costs, we have adjusted our promotion strategies by increasing our investments in marketing during the third quarter of 2018. The junior ELT market has a unique set of characteristics, which makes it difficult for new entrants to catch up within a short period of time. In contrast, in the last 11 years, we have established a track record of successful operations, a premium and trusted brand, and a large repository of high-quality course materials in China’s junior ELT industry. Therefore, we don’t think the new regulations will have a material or lasting impact on Rise operations.”

Mr. Sun continued, “Our superior service quality was acknowledged in a recent survey conducted by Diligence & Delight Learning Center, an international STEM program provider, and we ranked number one out of the ten top Chinese ELT providers. We have the strategy and the team in place to overcome near-term headwinds. We seek to maintain our growth trajectory in a prudent manner while allocating more resources towards acquiring new students and maintaining our high student retention rate. We will continue to refine our course offerings, extend our product coverage, and integrate our online and offline courses. We are confident that our market leadership, our brand equity and our superior products and services will enable us to thrive in any market condition. Recently, we have observed a decline in our trading price, which in our view is not related to the performance of our business nor the prospects for our company. As a result, our board of directors has decided to initiate a share repurchase program, underscoring our commitment to delivering returns for our shareholders.”

Ms. Chelsea Wang, Chief Financial Officer of RISE, stated, “We grew our total revenues by 33.6% and our net income attributable to RISE by 9.9% year over year during the third quarter of 2018. Our margins contracted during this quarter primarily due to our increased investment in expanding our operations by opening new learning centers and in our sales and marketing during this quarter to prepare for the increasing competition. We expect a meaningful return on our investment in sales and marketing. Our students typically stay with RISE when they are enrolled into our educational program, often staying for more than three years. With our ability to retain students and to cross-sell new programs, we believe our high retention rate makes our upfront student acquisition spending a good investment. We are confident that we will maintain strong profitability as we execute our prudent growth strategies. Going forward, we will continue to pursue the strategic expansion of our learning center network while striving to optimize our operating efficiency to generate greater value for our shareholders.”

Financial Results for the Third Fiscal Quarter Ended September 30, 2018

Revenues

Total revenues for the third quarter of 2018 increased by RMB87.4 million, or 33.6%, to RMB347.4 million (US$50.6 million) from RMB260.0 million for the same period of the prior year. This increase was primarily attributable to an increase of RMB66.7 million in revenues from educational programs.

•

Revenues from educational programs for the third quarter of 2018 increased by 32.8% to RMB270.3 million (US$39.4 million) from RMB 203.6 million for the same period of the prior year which was primarily due to an increase in the number of student enrollments at the Company’s self-owned learning centers. The increase in the Company’s student enrollments was primarily attributable to (i) a stable student retention rate of 71% during the quarter, and (ii) an increase in the number of self-owned learning centers to 70 as of September 30, 2018 from 58 as of September 30, 2017. We have added a total of 42 new classrooms in the third quarter of 2018.

•

Franchise revenues for the third quarter of 2018 increased by 15.0% to RMB35.6 million (US$5.2 million) from RMB31.0 million for the same period of the prior year, primarily due to an increase in recurring franchise fees and an increase in the number of franchised learning centers from 201 as of September 30, 2017 to 273 as of September 30, 2018.

•

Other revenues for the third quarter of 2018 increased by 63.0% to RMB41.5 million (US$6.0 million) compared with RMB25.5 million for the same period of the prior year. The increase was primarily due to (i) the revenue derived from the business acquired in the fourth quarter of 2017 from The Edge Learning Centers Limited, or The Edge, which operates two self-owned learning centers during the quarter, and (ii) an increase in revenues from RISE study tour programs.

Cost of Revenues

Cost of revenues for the third quarter of 2018 increased by RMB37.1 million, or 29.2%, to RMB163.9 million (US$23.9 million) from RMB126.8 million for the same period of the prior year, primarily due to the increases in rental costs and personnel costs. Rental costs increased as the Company expanded its operations. The increase in personnel costs was primarily attributable to an increase in teacher headcount and total teaching hours at the Company’s self-owned learning centers. Non-GAAP cost of revenues2 for the third quarter of 2018 was RMB163.4 million (US$23.8 million).

Gross Profit

Gross profit for the third quarter of 2018 increased by RMB50.3 million, or 37.8%, to RMB183.5 million (US$26.7 million) from RMB133.2 million for the same period of the prior year. Gross margin for the third quarter of 2018 was 52.8%, compared with 51.2% for the same period of last year.

Operating Expenses

Total operating expenses for the third quarter of 2018 increased by RMB45.5 million, or 50.7%, to RMB135.3 million (US$19.7 million) from RMB89.8 million for the same period of the prior year. Non-GAAP operating expenses for the third quarter of 2018 were RMB133.4 million (US$19.4 million).

•

Selling and marketing expenses increased by 72.1% year over year to RMB77.5 million (US$11.3 million) for the third quarter of 2018 compared with RMB45.0 million for the same period of the prior year. The increase was primarily due to the increase in marketing channel expenses and personnel costs as the Company expanded its network of self-owned learning centers and increased student enrollments. Non-GAAP selling and marketing expenses for the third quarter of 2018 was RMB77.4 million (US$11.3 million).

•

General and administrative expenses increased by 29.2% year over year to RMB57.8 million (US$8.4 million) for the third quarter of 2018 from RMB44.8 million for the same period of the prior year. The increase was mainly attributable to the increase in personnel costs and office expenses due to the expansion of the Company’s business. Non-GAAP general and administrative expenses for the third quarter of 2018 were RMB55.9 million (US$8.1 million).

Operating Income and Operating Margin

Operating income for the third quarter of 2018 increased by 11.0% year over year to RMB48.2 million (US$7.0 million). Non-GAAP operating income for the third quarter of 2018 decreased by 3.9% year over year to RMB50.6 million (US$7.4 million).

Operating margin for the third quarter of 2018 decreased to 13.9% from 16.7% for the same period of the prior year. Non-GAAP operating margin dropped to 14.6% for the third quarter of 2018 from 20.3% for the same period of the prior year, which was mainly attributable to the increase in selling and marketing expenses.

[2]

Non-GAAP cost of revenues exclude relevant share-based compensation expenses from cost of revenues. Non-GAAP operating income adds back share-based compensation expenses, IPO related expenses and one-off expenses. Each of non-GAAP operating expenses, non-GAAP selling and marketing expenses or non-GAAP general and administrative expenses excludes relevant share-based compensation expenses, IPO related expenses and one-off expenses. EBITDA represents net income before interests, taxes, depreciation and amortization. For details on the calculation of each of these and the reconciliation of each to the most directly comparable GAAP financial measure, see “About Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results.”

Interest Expense

Interest expense for the third quarter of 2018 was RMB8.6 million (US$1.3 million) compared with RMB5.7 million for the same period of the prior year. The increase in interest expense was primarily attributed to an increase in the loan principal amount, which was expanded in September 2017.

Other Income

Other income for the third quarter of 2018 was RMB0.4 million (US$0.1 million), compared with RMB0.1 million for the same period of the prior year.

Net Income Attributable to RISE

Net income attributable to RISE for the third quarter of 2018 increased by 9.9% to RMB32.9 million (US$4.8 million) from RMB29.9 million for the same period of the prior year. Net margin attributable to RISE for the third quarter of 2018 decreased to 9.5% from 11.5% for the same period of the prior year. Non-GAAP net income attributable to RISE for the third quarter of 2018 decreased by 9.9% year over year to RMB35.3 million (US$5.1 million) from RMB39.2 million for the same period of the prior year. Non-GAAP net margin attributable to RISE dropped to 10.2% during the quarter from 15.1% for the same period of the prior year. The decrease in net income attributable to RISE was mainly attributable to the increase in sales and marketing expenses compared with the same period of the prior year.

EBITDA represents net income before interests, taxes, depreciation and amortization. EBITDA for the third quarter of 2018 increased by 12.3% to RMB62.4 million (US$9.1 million) from RMB55.5 million for the same period of the prior year. Adjusted EBITDA for the third quarter of 2018 remained stable at RMB64.8 million (US$9.4 million) compared with the same period of the prior year. Adjusted EBITDA margin decreased to 18.7% in the third quarter of 2018 from 24.9% for the same period of the prior year.

Basic and Diluted Earnings per ADS

Basic and diluted net income attributable to RISE per ADS was RMB0.57 (US$0.08) and RMB0.57 (US$0.08), respectively, for the third quarter of 2018. Basic and diluted non-GAAP net income attributable to RISE per ADS was RMB0.62 (US$0.09) and RMB0.61 (US$0.09), respectively, for the third quarter of 2018.

For details on the calculation of and reconciliation to the nearest GAAP measures for each of non-GAAP cost of revenues, operating expenses, net income, net income attributable to RISE per ADS, EBITDA, and adjusted EBITDA, see “About Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results.”

Cash Flow

Net cash provided by operating activities for the third quarter of 2018 was RMB74.7 million (US$10.9 million) compared with RMB75.5 million of cash generated from operating activities for the same period of the prior year. The decrease was mainly attributable to increased operational costs and increased rental deposits as the Company opened more self-owned learning centers.

Balance Sheet

As of September 30, 2018, the Company had cash and cash equivalents, restricted cash, short-term investment and loan receivable of RMB1,299.6 million (US$189.2 million) compared with RMB1,084.9 million as of December 31, 2017.

Current and non-current deferred revenue and customer advances were RMB1,033.1 million (US$150.4 million) as of September 30, 2018, representing an increase of 27.1% from RMB812.8 million as of December 31, 2017. The increase was primarily due to higher pre-paid tuition and fees from growing student enrollment, which was partially offset by recognized revenue as courses were delivered. Deferred revenue and customer advances mainly consisted of upfront tuition fee payments from students and initial franchise fees from the Company’s franchise partners.

Financial Results for the Nine Months Ended September 30, 2018

Revenues

Total revenues for the first nine months of 2018 increased by 31.6% to RMB917.7 million (US$133.6 million) from RMB697.1 million for the same period of the prior year. This increase was primarily attributable to an increase of RMB173.7 million in revenues from educational programs.

•

Revenues from educational programs for the first nine months of 2018 increased by 29.9% to RMB755.1 million (US$109.9 million) from RMB581.4 million for the same period of the prior year. This increase was primarily due to the same factors that led to the quarterly increase.

•

Franchise revenues for the first nine months of 2018 increased by 16.9% to RMB97.0 million (US$14.1 million) from RMB83.0 million for the same period of the prior year. This increase was primarily due to the same factors that led to the quarterly increase.

•

Other revenues for the first nine months of 2018 increased by 100.4% to RMB65.7 million (US$9.6 million) from RMB32.7 million for the same period of the prior year. The increase was primarily due to revenue contributions from the business that the Company acquired from The Edge Learning Centers Limited, or The Edge, as well as expanded RISE study tour programs.

Cost of Revenues

Cost of revenues for the first nine months of 2018 increased by 32.0% to RMB426.2 million (US$62.1 million) from RMB322.9 million for the same period of the prior year, which was primarily due to the increase in rental costs and personnel costs. Rental costs increased as the Company expanded its operations. The increase in personnel costs was primarily attributable to an increase in teacher headcount and teaching hours at self-owned learning centers, as well as an increase in the number of self-owned learning centers. Non-GAAP cost of revenues for the first nine months of 2018 was RMB425.2 million (US$61.9 million).

Gross Profit

Gross profit for the first nine months of 2018 increased by 31.3% to RMB491.5 million (US$71.6 million) from RMB374.2 million for the same period of the prior year. Gross margin was 53.6% for the first nine months of 2018 compared with 53.7% for the same period of the prior year.

Operating Expenses

Total operating expenses for the first nine months of 2018 increased by 39.8% to RMB343.9 million (US$50.1 million) from RMB246.0 million for the same period of the prior year. The increase was mainly attributable to the increase in selling and marketing expenses, personnel costs and office expenses due to the expansion of the Company’s business. Non-GAAP operating expenses for the first nine months of 2018 were RMB336.5 million (US$49.0 million).

•

Selling and marketing expenses for the first nine months of 2018 increased by 51.5% year over year to RMB176.2 million (US$25.7 million) from RMB116.3 million for the same period of the prior year. The increase was primarily due to the increase in marketing channel expenses and personnel expenses as the Company expanded its network of self-owned learning centers and increased student enrollments. Non-GAAP selling and marketing expenses for the first nine months of 2018 was RMB174.8 million (US$25.5 million).

•

General and administrative expenses for the first nine months of 2018 increased by 29.3% year over year to RMB167.7 million (US$24.4 million) from RMB129.7 million for the same period of the prior year. The increase was mainly attributable to the increase in personnel costs and office expenses due to the expansion of the Company’s business. Non-GAAP general and administrative expenses for the first nine months of 2018 were RMB161.8 million (US$23.6 million).

Operating Income and Operating Margin

Operating income for the first nine months of 2018 increased by 15.1% year over year to RMB147.6 million (US$21.5 million). Non-GAAP operating income for the first nine months of 2018 increased by 13.4% year over year to RMB155.9 million (US$22.7 million).

Operating margin was 16.1% during the first nine months of 2018 compared with 18.4% for the same period of the prior year. Non-GAAP operating margin was 17.0% for the first nine months of 2018 compared with 19.7% for the same period of the prior year.

Interest Expense

Interest expense for the first nine months of 2018 was RMB24.9 million (US$3.6 million) compared with RMB15.6 million for the same period of the prior year. The increase in interest expense was primarily due to an increase in loan principal amount, which was expanded in September 2017.

Other Income

Other income for the first nine months of 2018 was RMB12.1 million (US$1.8 million) compared with a loss of RMB0.02 million for the same period of the prior year. The Company’s ADR depositary bank reimbursed the Company a total of RMB10.0 million consideration in the first quarter of 2018.

Net Income Attributable to RISE

Net income attributable to RISE for the first nine months of 2018 increased by 23.8% to RMB111.5 million (US$16.2 million). Net margin attributable to RISE for the first nine months of 2018 declined to 12.1% from 12.9% for the same period of the prior year. Non-GAAP net income attributable to RISE for the first nine months of 2018 increased by 20.6% year over year to RMB119.8 million (US$17.4 million). Non-GAAP net margin attributable to RISE fell to 13.1% for the first nine months of 2018 from 14.2% for the same period of the prior year.

EBITDA for the first nine months of 2018 increased by 21.7% to RMB200.9 million (US$ 29.2 million) from RMB165.1 million for the same period of the prior year. Adjusted EBITDA for the first nine months of 2018 increased by 20.0% to RMB209.2 million (US$30.5 million) from RMB174.4 million for the same period of the prior year. Adjusted EBITDA margin declined to 22.8% for the first nine months of 2018 from 25.0% for the same period of the prior year.

Basic and Diluted Earnings per ADS

Basic and diluted net income attributable to RISE per ADS was RMB1.96 (US$0.29) and RMB1.92 (US$0.28), respectively, for the first nine months of 2018. Basic and diluted non-GAAP net income attributable to RISE per ADS was RMB2.11 (US$0.31) and RMB2.07 (US$0.30), respectively, for the first nine months of 2018.

Cash Flow

Net cash provided by operating activities for the first nine months of 2018 was RMB307.5 million (US$44.8 million) compared with RMB335.4 million for the same period of the prior year.

Recent Development

On November 11, 2018, the Company entered into an agreement with one of its existing franchised partners in Shijiazhuang, China (the “Franchisee”). Pursuant to this agreement, the Company will purchase, subject to certain conditions, 51% of equity interests in the five learning centers operated by the Franchisee in Shijiazhuang with a total of approximately 3,500 students.

Share Repurchase Program

The Company’ board of directors has recently approved a share repurchase program for a total consideration of up to $30.0 million of the Company’s outstanding ADSs for a period not to exceed one year commencing on November 19, 2018. Purchases will be made from time to time on the open market at prevailing market prices.

Business Outlook

For the fourth quarter of 2018, the Company expects its total revenues to be in the range of RMB 345 million to RMB 350 million, representing a year-over-year growth rate of approximately 28%. This forecast reflects the Company’s current and preliminary view on the market and operational conditions, which is subject to change.

Conference Call Information

RISE will hold a conference call on Thursday, November 15, 2018 at 8:00pm Eastern Time (or Friday, November 16, 2018 at 9:00am Beijing Time) to discuss the financial results. Participants may access the call by dialing the following numbers:

United States:	+1-845-675-0437
International:	+65-6713-5090
China Domestic:	400-6208-038
Hong Kong:	+852-3018-6771
Conference ID:	# 9766369

The replay will be accessible through November 23, 2018 by dialing the following numbers:

United States:	+1-646-254-3697
International:	+61-2-8199-0299
Conference ID:	# 9766369

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.risecenter.com/.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.8680 to US$1.00, the noon buying rate in effect on September 30, 2018 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

About Non-GAAP Financial Measures

To supplement RISE’s financial results presented in accordance with U.S. GAAP, the Company uses non-GAAP financial measures, which are adjusted from results based on U.S. GAAP. Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in table at the end of this earnings release titled “Reconciliation of GAAP and Non-GAAP Results,” which provides more details on the non-GAAP financial measures.

Non-GAAP cost of revenues, non-GAAP operating expenses, including non-GAAP selling and marketing expenses and non-GAAP general and administrative expenses, provides the Company with an understanding of the results from the primary operations of the Company’s business by excluding the effects of certain transaction-related expenses that do not reflect the ordinary operating expenses of the Company’s operations and share-based compensation.

EBITDA, adjusted EBITDA, adjusted EBITDA margin and non-GAAP net income provide the Company with an understanding of the results from the primary operations of the Company’s business by excluding the effects of certain transaction-related expenses that do not reflect the ordinary EBITDA and net income of the Company’s operations.

The Company use non-GAAP operating expenses, including non-GAAP selling and marketing expenses and non-GAAP general and administrative expenses, non-GAAP operating income, Non-GAAP operating margin, EBITDA, adjusted EBITDA, adjusted EBITDA margin, non-GAAP net income attributable to RISE, Non-GAAP net margin attributable to RISE and non-GAAP basic and diluted net income per ADS attributable to RISE to evaluate the Company’s period-over-period operating performance because the Company’s management believes these provide a more comparable measure of the Company’s continuing business as it adjusts for transaction-related expenses that are not reflective of the normal earnings of the Company’s business. These measures may be useful to an investor in evaluating the underlying operating performance of the Company’s business, and to enhance investors’ overall understanding of the historical and current financial performance of the Company’s continuing operations and prospects for the future.

Non-GAAP financial information should not be considered a substitute for or superior to U.S. GAAP results. In addition, calculations of this non-GAAP financial information may be different from calculations used by other companies, and therefore comparability may be limited.

About RISE Education

RISE Education Cayman Ltd is a leading junior English Language Training (“ELT”) provider based in Beijing. Founded in 2007, the Company pioneered the application of the “subject-based learning” philosophy in China, which uses language arts, math, natural science, and social science to teach English in an immersive environment that helps students learn to speak and think like a native speaker. Through three flagship courses, Rise Start, Rise On, and Rise Up, the Company provides ELT to students aged three to six, seven to twelve and 13 to 18, respectively. The Company’s highly scalable business model includes both self-owned and franchised learning centers. For more information, please visit http://en.risecenter.com/.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about RISE and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract new students and retain existing students, its ability to maintain or enhance its brand, its ability to compete effectively against its competitors, its ability to execute its growth strategy, its ability to introduce new products or enhance existing products, its ability to obtain required licenses, permits, filings or registrations, its ability to grow or operate or effectively monitor its franchise business, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China and their potential impact on the sales of insurance products. All information provided in this press release is as of the date hereof, and RISE undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although RISE believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by RISE is included in RISE’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1 filed in connection with its initial public offering.

Investor Relations Contact

Mei Li

RISE Education

Email: riseir@rdchina.net

Jack Wang

ICR, Inc.

Tel: (+1) 347-436-8371

Email: riseir@rdchina.net

Media Relations Contact

Edmond Lococo

ICR Inc.

Tel: +86 (10) 6583-7510

Email: Edmond.Lococo@icrinc.com

RISE EDUCATION CAYMAN LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share data and per share data)

	As of
	December 31	September 30	September 30
	2017	2018	2018
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	1,055,982	1,021,154	148,683
Restricted cash	28,913	28,425	4,139
Short-term investment	—	100,000	14,560
Accounts receivable, net	2,470	6,678	973
Amounts due from related parties	6,604	150,190	21,868
Inventories	7,905	12,736	1,854
Prepaid expenses and other current assets	40,571	74,580	10,859

Total current assets	1,142,445	1,393,763	202,936

Property and equipment, net	100,177	119,265	17,365
Intangible assets, net	200,615	201,039	29,272
Goodwill	475,732	492,573	71,720
Deferred tax assets	2,404	19,273	2,806
Other non-current assets	34,965	30,921	4,502

Total assets	1,956,338	2,256,834	328,601

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term loan	—	94,435	13,750
Accounts payable	6,041	11,464	1,669
Accrued expenses and other current liabilities	171,099	166,331	24,218
Due to a related party	20,000	—	—
Deferred revenue and customer advances	812,821	1,003,589	146,125
Income taxes payable	20,739	34,907	5,083

Total current liabilities	1,030,700	1,310,726	190,845

Long-term loan	623,439	487,786	71,023
Deferred revenue and customer advances	—	29,511	4,297
Deferred tax liabilities	3,785	9,437	1,374
Other non-current liabilities	2,682	2,301	335

Total liabilities	1,660,606	1,839,761	267,874

Shareholders’ equity:
Ordinary shares	6,782	7,070	1,029
Additional paid-in capital	532,474	589,183	85,787
Statutory reserves	46,366	46,366	6,751
Accumulated deficit	(315,531)	(248,200)	(36,139)
Accumulated other comprehensive income	40,040	40,451	5,890

Total Rise Education Cayman Ltd shareholders’ equity	310,131	434,870	63,318

Non-controlling interests	(14,399)	(17,797)	(2,591)

Total equity	295,732	417,073	60,727

Total liabilities, non-controlling interests and shareholders’ equity	1,956,338	2,256,834	328,601

RISE EDUCATION CAYMAN LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands, except share data and per share data)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2017	2018	2018	2017	2018	2018
	RMB	RMB	USD	RMB	RMB	USD
Revenues	260,018	347,395	50,582	697,118	917,720	133,623
Educational programs	203,599	270,296	39,356	581,358	755,065	109,940
Franchise revenues	30,960	35,612	5,185	82,985	96,973	14,120
Others	25,459	41,487	6,041	32,775	65,682	9,563
Cost of revenues	(126,822)	(163,883)	(23,862)	(322,901)	(426,192)	(62,055)

Gross profit	133,196	183,512	26,720	374,217	491,528	71,568
Selling and marketing expenses	(45,049)	(77,514)	(11,286)	(116,292)	(176,194)	(25,654)
General and administrative expenses	(44,769)	(57,834)	(8,421)	(129,690)	(167,730)	(24,422)

Operating income	43,378	48,164	7,013	128,235	147,604	21,492
Interest income	6,175	8,614	1,254	15,613	21,277	3,098
Interest expense	(5,715)	(8,602)	(1,252)	(15,622)	(24,850)	(3,618)
Foreign currency exchange (loss)/gain	(18)	(1,167)	(170)	180	(1,022)	(149)
Other income / (loss), net	113	354	52	(23)	12,074	1,758

Income before income tax expense	43,933	47,363	6,897	128,383	155,083	22,581
Income tax expense	(17,368)	(17,345)	(2,525)	(43,991)	(47,028)	(6,847)

Net income	26,565	30,018	4,372	84,392	108,055	15,734

Add: net loss attributable to non-controlling interests	3,369	2,872	418	5,630	3,398	495
Net income attributable to RISE Education Cayman Ltd	29,934	32,890	4,790	90,022	111,453	16,229

Net income per ordinary share:
Basic	0.30	0.29	0.04	0.90	0.98	0.14
Diluted	0.30	0.28	0.04	0.90	0.96	0.14

Net income per ADS (Note 1):
Basic	0.60	0.57	0.08	1.80	1.96	0.29
Diluted	0.60	0.57	0.08	1.80	1.92	0.28

Shares used in net income per ordinary share computation:
Basic	100,000,000	114,414,306	114,414,306	100,000,000	113,628,906	113,628,906
Diluted	100,000,000	116,127,070	116,127,070	100,000,000	115,912,549	115,912,549

ADSs used in net income per ADS computation:
Basic	50,000,000	57,207,153	57,207,153	50,000,000	56,814,453	56,814,453
Diluted	50,000,000	58,063,535	58,063,535	50,000,000	57,956,274	57,956,274

RISE EDUCATION CAYMAN LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands, except share data and per share data)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2017	2018	2018	2017	2018	2018
	RMB	RMB	USD	RMB	RMB	USD
Net income	26,565	30,018	4,372	84,392	108,055	15,734

Other comprehensive (loss)/income, net of tax of nil:
Foreign currency translation adjustments	(8,394)	(1,052)	(153)	(12,088)	411	60

Other comprehensive (loss)/income	(8,394)	(1,052)	(153)	(12,088)	411	60

Comprehensive income	18,171	28,966	4,219	72,304	108,466	15,794

Add: comprehensive loss attributable to non-controlling interests	3,369	2,872	418	5,630	3,398	495

Comprehensive income attributable to RISE Education Cayman Ltd	21,540	31,838	4,637	77,934	111,864	16,289

RISE EDUCATION CAYMAN LTD

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(in thousands, except share data and per share data)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2017	2018	2018	2017	2018	2018
	RMB	RMB	USD	RMB	RMB	USD
Net income	26,565	30,018	4,372	84,392	108,055	15,733
Share-based compensation (“SBC”)	—	2,452	357	—	8,338	1,214
IPO related expenses	8,219	—	—	8,219	—	—
One-off expenses	1,080	—	—	1,080	—	—

Non-GAAP net income	35,864	32,470	4,729	93,691	116,393	16,947

Add: net loss attributable to non-controlling interests	3,369	2,872	418	5,630	3,398	495
Non-GAAP net income attributable to RISE Education Cayman Ltd	39,233	35,342	5,147	99,321	119,791	17,442

Net income	26,565	30,018	4,372	84,392	108,055	15,733
Add: Depreciation	7,105	9,148	1,332	21,633	25,744	3,748
Add: Amortization	4,970	5,866	854	15,085	16,467	2,398
Add: Interest expense	5,715	8,602	1,252	15,622	24,850	3,618
Add: Income tax expense	17,368	17,345	2,525	43,991	47,028	6,847
Less: Interest income	6,175	8,613	1,254	15,613	21,277	3,098

EBITDA	55,548	62,366	9,081	165,110	200,867	29,246

SBC	—	2,452	357	—	8,338	1,214
IPO related expenses	8,219	—	—	8,219	—	—
One-off expenses	1,080	—	—	1,080	—	—

Adjusted EBITDA	64,847	64,818	9,438	174,409	209,205	30,460

Cost of revenues	126,822	163,883	23,862	322,901	426,192	62,055
Personnel costs	40,819	59,777	8,704	116,697	164,976	24,021
Rental costs	38,420	44,990	6,551	109,765	132,056	19,228
Others	47,583	59,116	8,607	96,439	129,160	18,806
Less: SBC	—	456	66	—	961	140

Non-GAAP cost of revenues	126,822	163,427	23,796	322,901	425,231	61,915

Non-GAAP gross profit	133,196	183,968	26,786	374,217	492,489	71,708

Selling and marketing expenses	45,049	77,514	11,286	116,292	176,194	25,654
Less: SBC	—	105	15	—	1,401	204

Non-GAAP selling and marketing expenses	45,049	77,409	11,271	116,292	174,793	25,450

General and administrative expenses	44,769	57,834	8,421	129,690	167,730	24,422
Less: SBC	—	1,891	275	—	5,976	870
Less: IPO related expenses	8,219	—	—	8,219	—	—
Less: One-off expenses	1,080	—	—	1,080	—	—

Non-GAAP general and administrative expenses	35,470	55,943	8,146	120,391	161,754	23,552

RISE EDUCATION CAYMAN LTD

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(in thousands, except share data and per share data)

	Three Months Ended Sep 30,			Nine Months Ended Sep 30,
	2017	2018	2018	2017	2018	2018
	RMB	RMB	USD	RMB	RMB	USD
Operating expense	89,818	135,348	19,707	245,982	343,924	50,076
Less: SBC	—	1,996	290	—	7,377	1,074
Less: IPO related expenses	8,219	—	—	8,219	—	—
Less: One-off expenses	1,080	—	—	1,080	—	—

Non-GAAP operating expense	80,519	133,352	19,417	236,683	336,547	49,002

Non-GAAP operating income	52,677	50,616	7,369	137,534	155,942	22,706

Non-GAAP net income per ADS attributable to RISE-basic	0.78	0.62	0.09	1.99	2.11	0.31
Non-GAAP net income per ADS attributable to RISE-diluted	0.78	0.61	0.09	1.99	2.07	0.30

ADSs used in calculating net income per ADS-basic:	50,000,000	57,207,153	57,207,153	50,000,000	56,814,453	56,814,453
ADSs used in calculating net income per ADS-diluted:	50,000,000	58,063,535	58,063,535	50,000,000	57,956,274	57,956,274

Note 1: Each ADS represents two ordinary shares.